

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

June 4, 2015

Via E-mail
Mr. Ortal Zanzuri
Chief Financial Officer
Infinity Augmented Reality, Inc.
228 Park Ave. S #61130
New York, NY 10003-1502

> **Re: Infinity Augmented Reality, Inc.**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed May 28, 2015**
> **File No. 005-85628**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 28, 2015**
> **File No. 000-53446**

Dear Mr. Zanzuri:

   We have reviewed your filings and have the following comments.

General

1.   Please provide the disclosure required by Item 1014(a) and (b) for all filing persons.

Required Votes, page 9

2.   Disclosure states that, to the extent a broker submits a broker non-vote with respect to shares on a proposal, those shares will not be deemed shares entitled to vote with respect to that proposal; however, the table in this section indicates that broker non-votes will have the effect of a vote against the first two proposals. Please reconcile the table with the disclosure in the introductory paragraph of this section, which states that broker non-votes will have no effect with respect to any proposal.

3.   The table states that broker non-votes and abstentions will have no effect on voting results for this proposal, but the voting standard is a majority of shares present. Please revise your disclosure, or tell us how you arrived at this conclusion.

Identity and Background of the Directors and officers of the Company …, page 46

4.   Please disclose telephone numbers for all entities. See Item 1003(a) of Regulation M-A.

5.   Please demonstrate in your response that the natural persons who have already been named in the proxy statement are all persons specified in Instruction C with respect to all filing person entities.

6.   Please disclose the place of organization of CS Master Holdings LLC.

Form of proxy

7.   Please mark the form of proxy card "preliminary copy," provide a blank space for dating the proxy card, and put in bold face the statement regarding how shares will be voted if no directions are given. See Rules 14a-4 and 14a-6.

8.   Please separate proposal 2 into its two constituent proposals.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Benjamin Waltuch, Esq.
        Pearl Cohen Zedek Latzer Baratz